UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

SkyTerra Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

83087K107

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 347,276 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 347,276 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 347,276 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,822 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,822 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,822 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons AP/RM Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 20,547 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 20,547 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,547 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons AIF IV/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 44,341 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 44,341 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,341 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons ST/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,839 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,839 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,839 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 365,098 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 365,098 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 365,098 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Capital Management IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 365,098 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 365,098 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 365,098 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Principal Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 365,098 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 365,098 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 365,098 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Principal Holdings I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 365,098 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 365,098 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 365,098 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 442,825 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 442,825 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,825 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons AIF IV Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 442,825 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 442,825 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,825 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 442,825 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 442,825 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,825 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 442,825 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 442,825 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,825 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 11 supplements and amends the Statement on Schedule 13D filed on June 14, 1999, as amended and supplemented by Amendment No. 1 thereto filed on September 1, 1999, as amended and supplemented by Amendment No. 2 thereto filed on September 7, 2000, as amended and supplemented by Amendment No. 3 thereto filed on May 23, 2001, as amended and supplemented by Amendment No. 4 thereto filed on October 2, 2001, as amended and supplemented by Amendment No. 5 thereto filed on April 5, 2002, as amended and supplemented by Amendment No. 6 thereto filed on May 22, 2002, as amended and supplemented by Amendment No. 7 thereto filed on July 26, 2002, as amended and supplemented by Amendment No. 8 thereto filed on January 22, 2003, as amended and supplemented by Amendment No. 9 thereto filed on July 28, 2006, and as amended and supplemented by Amendment No. 10 thereto filed on December 22, 2006, by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (iii) AIF IV/RRRR LLC, a Delaware limited liability company (“RRRR LLC”), (iv) AP/RM Acquisition LLC, a Delaware limited liability company (“AP/RM LLC”), (v) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), (vi) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), and (vii) ST/RRRR LLC, a Delaware limited liability company (“ST LLC”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of SkyTerra Communications, Inc. (the “Issuer”).  AIF IV, Overseas IV, RRRR LLC, AP/RM LLC, ST LLC, Management IV and Advisors IV are collectively referred to herein as the “Initial Reporting Persons.”

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended to date, filed by the Initial Reporting Persons.

Responses to each item of this Amendment No. 11 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

This Amendment 11 to Schedule 13D is filed jointly by (i) AIF IV, (ii) Overseas IV, (iii) AP/RM LLC, (iv) RRRR LLC, (v) ST LLC, (vi) Management IV, (vii) Advisors IV, (viii) AIF IV Management, Inc., a Delaware corporation (“AIF IV Inc.”), (ix) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (x) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (xi) Apollo Capital Management IV, Inc., a Delaware corporation (“Capital IV”), (xii) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Apollo Principal”), and (xiii) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”).  AIF IV, Overseas IV, RRRR LLC, AP/RM LLC and ST LLC are referred to collectively as the “Apollo Funds.”  The Apollo Funds, AIF IV Inc., Management IV, Advisors IV, Capital IV, Apollo Principal, Apollo Principal GP, Apollo Management, and Management GP are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

RRRR LLC, AP/RM LLC and ST LLC are principally engaged in the business of investing in securities of the Issuer.  AIF IV and Overseas IV are principally engaged in the business of investing in securities.  Management IV is the manager of each of the Apollo Funds, and Advisors IV is the general partner or managing general partner of each of AIF IV and Overseas IV.  Management IV is principally engaged in the business of serving as the manager of the Apollo Funds.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner or managing general partner, as the case may be, of AIF IV and Overseas IV.

On or about February 1, 2007, as a result of a corporate reorganization of the Apollo management entities and the formation of Apollo Management, Apollo Management became a co-general partner and the managing general partner of Management IV, and AIF IV Inc., previously the general partner of Management IV, became a co-general partner of Management IV and serves as administrative general partner.  AIF IV Inc. is principally engaged in the business of serving as the co-general partner of Management IV.  Apollo Management is principally engaged in the business of serving as the co-general partner of Management IV and the manager of other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Capital IV is the general partner of Advisors IV.  Capital IV is principally engaged in the business of serving as the general partner of Advisors IV.  As a result of a corporate reorganization of the Apollo advisor entities on or about July 13, 2007, the sole stockholder of Capital IV is Apollo Principal.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital IV and other Apollo Capital Management entities.  Apollo Principal GP is the general partner of Apollo Principal and is principally engaged in the business of serving as the general partner of Apollo Principal.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Management GP and Apollo Principal GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by inserting the following:

On April 7, 2008, the Apollo Funds entered into a Securities Purchase Agreement (the “Agreement”) with Harbinger Capital Partners Master Fund I, Ltd., an exempted company organized under the laws of the Cayman Islands (“Harbinger Master”), and Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (“Harbinger Special,” and together with Harbinger Master, “Harbinger”), pursuant to which, among other things, Harbinger Master and Harbinger Special agreed to acquire all of the shares of voting Common Stock, non-voting Common Stock, Series 1-A Warrants, and Series 2-A Warrants (collectively, the “Securities”) of the Issuer held by the Apollo Funds (the “Purchase”).  Under the terms of the Agreement, Harbinger purchased the Securities from the Apollo Funds for an aggregate purchase price of (i) $10.00 per share for each share of voting Common Stock and non-voting Common Stock, plus (ii) $100,000.  Closing of the Purchase occurred on April 9, 2008.  At the closing of the Purchase, the Apollo Funds transferred the Securities, other than 442,825 shares of voting Common Stock (the “Remaining Securities”), to Harbinger Master and Harbinger Special.  The Remaining Securities were deposited into an escrow account until such time as Harbinger receives approval of the Purchase from the Federal Communications Commission, or determines such approval is not necessary.  Under the terms of the Agreement, the Apollo Funds also agreed not to otherwise: (i) sell, transfer or otherwise dispose of any of their Securities, or any other interest therein; (ii) with respect to the transfer prohibited in the preceding clause (i), enter into any contract, option or other agreement, or understanding; (iii) grant any proxy, power of attorney or other authorization with respect to the Securities, (iv) enter into any voting agreements or voting trusts, with respect to the Securities; (v) exercise any of the Series 1-A or Series 2-A Warrants or (vi) exchange any voting or non-voting Common Stock for the other, prior to the closing of the Purchase.

Pursuant to an Escrow Agreement among the Apollo Funds, Harbinger, and the Escrow Agent, until the Remaining Securities are released from the escrow account, title to the Remaining Securities will remain vested in the respective Apollo Funds, the Remaining Securities will remain registered in the respective names of the Apollo Funds on the corporate records of the Issuer, and the Apollo Funds will have the right to vote the Remaining Securities, and receive and retain any cash dividends paid by the Issuer with respect to the Remaining Securities. The Apollo Funds also agreed that until the Remaining Securities are released from the escrow account, the Apollo Funds, will not: (i) sell, transfer or otherwise dispose of any of the Remaining Securities, or any other interest therein; (ii) with respect to the transfer prohibited in the preceding clause (i), enter into any contract, option or other agreement, or understanding; (iii) grant any proxy, power of attorney or other authorization with respect to the Remaining Securities, (iv) enter into any voting agreements or voting trusts, with respect to the Remaining Securities; or (v)  exchange any voting or non-voting Common Stock held in escrow for the other.

The foregoing summaries of the Agreement and the Escrow Agreement are qualified in their entirety by reference to such agreements, respectively, which, in the case of the Agreement, is attached hereto as Exhibit 2, and in the case of the Escrow Agreement, is attached to the Agreement as Annex B and included in Exhibit 2, and each of which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On April 9, 2008, the Apollo Funds sold and transferred an aggregate of 9,781,707 shares of voting Common Stock, 6,173,597 shares of non-voting Common Stock, 234,633 Series 1-A Warrants, and 9,810,033 Series 2-A Warrants to Harbinger. In addition, the Apollo Funds transferred an aggregate of 442,825 shares of voting Common Stock into an escrow account, pursuant to the Agreement.  The Apollo Funds are currently the record holders of the 442,825 shares of voting Common Stock of the Issuer deposited in the escrow account, and retain the right to vote such shares and receive cash distributions made with respect to such shares, but pursuant to the Agreement and the Escrow Agreement, Harbinger has the right to acquire or cause the sale of such shares from the escrow account. The 442,825 shares of voting Common Stock of the issuer deposited in the escrow account and currently held of record by the respective Apollo Funds, constitute approximately 0.4% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by Management IV include the shares of Common Stock shown as beneficially owned by each of the Apollo Funds.  The shares of Common Stock shown as beneficially owned by Advisors IV include the shares of Common Stock shown as beneficially owned by AIF IV and Overseas IV.  AIF IV Inc., Apollo Management and Management GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management IV.  Capital IV, Apollo Principal and Apollo Principal GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by AIF IV, Overseas IV and Advisors IV.  The Apollo Funds, Management IV, Advisors IV, AIF IV Inc., Management, Management GP, Capital IV, Apollo Principal and Apollo Principal GP each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons, in excess of their pecuniary interests in such securities, if any, and the filing of this Amendment No. 11 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 11 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 106,880,077 shares of voting and non-voting Common Stock of the Issuer outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed on February 28, 2008.  The percentage of class reported also assumes the Series 1-A Warrants and Series 2-A Warrants held by such Reporting Person have been exercised and that the shares issuable thereunder are also outstanding.

(b) See the information contained on the cover pages to this Amendment No. 11 to Schedule 13D which is incorporated herein by reference.
(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons except as described in this Amendment 11 to Schedule 13D.
(d) Not applicable.
(e) April 9, 2008.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

See the descriptions of the Agreement and the Escrow Agreement in Item 4 above, as qualified in their entirety by reference to such agreements, respectively, which, in the case of the Agreement, is attached hereto as Exhibit 2, and in the case of the Escrow Agreement, is attached to the Agreement as Annex B and included in Exhibit 2, and each of which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement dated April 9, 2008 among the Reporting Persons.
Exhibit 2:

Securities Purchase Agreement, dated April 7, 2008, by and among Harbinger Capital Partners Master Fund, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC, and ST/RRRR LLC, including the Form of Escrow Agreement, to be entered into by Harbinger Capital Partners Master Fund, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC, ST/RRRR LLC, and Akin Gump Strauss Hauer & Feld LLP as Escrow Agent, attached as Annex B to the Agreement.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	April 9, 2008	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	AIF IV/RRRR LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	APOLLO MANAGEMENT, L.P.
Its Managing General Partner

				By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	AP/RM ACQUISITION LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	APOLLO MANAGEMENT, L.P.
Its Managing General Partner

				By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	ST/RRRR LC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	APOLLO MANAGEMENT, L.P.
Its Managing General Partner

				By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	APOLLO CAPITAL MANAGEMENT IV, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	APOLLO PRINCIPAL HOLDINGS, I, L.P.

		By:	APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

			By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date:	April 9, 2008	APOLLO PRINCIPAL HOLDINGS I GP, LLC

		By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date:	April 9, 2008	APOLLO MANAGEMENT IV, L.P.

		By:	APOLLO MANAGEMENT, L.P.
Its General Partner

			By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF IV MANAGEMENT INC.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	APOLLO MANAGEMENT, L.P.

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2008	APOLLO MANAGEMENT GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Management GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 11 to Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of Management GP and Apollo Principal GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Management GP and Apollo Principal GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.